COMTECH GROUP, INC.

Suite 10001, Tower C, Skyworth Building

High-Tech Industrial Park

Nanshan, Shenzhen 518057, PRC

July 13, 2005

VIA TELECOPY

United States Securities and

Exchange Commission

Mail Stop 0504, 450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attn: Donald Hunt

RE:	Comtech Group, Inc. (the “Company”)
Registration Statement on Form S-1, filed
April 20, 2005 (File No. 333-124201) (the “Registration Statement”)

Dear Mr. Hunt:

In connection with the Registration Statement, the Company hereby requests acceleration of the effective date and time of the Registration Statement to 4:30 p.m. on July 14, 2005 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

The Company hereby confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934 as they relate to the public offering of Common Stock covered by the Registration Statement.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours, COMTECH GROUP, INC.

By:	/s/ Hope Ni
Name: Hope Ni
Title: Chief Financial Officer